Law Offices of

GREGORY M. WILSON

October 25, 2010

Jay Williamson

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Silver Hill Mines, Inc.

Form 10-K for the fiscal year ending December 31, 2009

Filed April 6, 2010

File No. 000-53236

Mr. Williamson:

I writing on behalf of Silver Hill Mines, Inc. in regard to the Staff’s comment letter dated June 18, 2010.

The Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2009

Signatures

3.

Please have Mr. Bergstrom sign in his personal capacities as Chief Executive Officer and Chief Financial Officer in future filings.  Also, please advise us if Mr. Bergstrom serves as your Chief Accounting Officer.  If so, please have him sign in his capacity in the future filings.  See General Instruction D to Form 10-K.

Answer:

In the future, Mr. Bergstrom will sign the 10-K in his official corporate capacities including Chief Executive Officer, Chief Financial Officer and Chief Accounting officer.

Sincerely,

/s/ G.M. Wilson

Gregory M. Wilson

Attorney at Law

greg@wilsonlaw.us

GREGORY M. WILSON, ATTORNEY AT LAW

18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382 Email:greg@wilsonlaw.us